Jody M. Walker
                            Attorney At Law
                        7841 South Garfield Way
                          Centennial, CO 80122
303-850-7637 telephone  jmwalker85@earthlink.net 303-482-2731 facsimile

February 17, 2011

Gentlemen:

We have reviewed the Securities and Exchange Commission's comment letter dated October 29, 2010, and have provided the following responses.

General
1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

A copy of our logo is being sent under separate cover.   We do not
intend to utilize any other graphics, maps, photographs, and related captions or other artwork in the prospectus.

2. We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the issuer and the limitations on the information and regulatory oversight to which you will be subject as a 15(d) issuer. Additionally, given the small size of the offering, it appears you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities, in the vent you have less than 300 shareholders.

A risk factor has been included as follows:

15. Our common shares are not registered under the Exchange Act. As a result, we will not be subject to the federal proxy rules and our directors, executive officers and 10% beneficial holders will not be subject to Section 16 of the Exchange Act. In additional our reporting obligations under Section 15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year.

Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than 500 shareholders or record, in accordance with Section 12(g) of the Exchange Act). As a result, although, upon the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file annual, quarterly, and current reports pursuant to Section 15(d) of the Exchange Act, as long as our common shares are not registered under the Exchange Act, we will not be subject to
Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to
Section 16 of the Exchange Act. Section 169a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereunder.

Furthermore, so long as our common shares are not registered under the Exchange Act, our obligation to file reports under
Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

Prospectus Cover Page
3. Please revise the cover page so that the number of shares appearing at the top of the cover page reflects the maximum number of shares being offered on an aggregated basis in both the primary and secondary offerings.

The disclosure has been revised for clarity.

4. In addition, because the offering is being made on a self-underwritten basis, the cover page should reflect the contingency nature of the dollar amount to be raised. In this regard, please remove from the cover page the reference to $500,000 at the top of the page and the proceeds table at the bottom, since it is not assured that this amount will be raised. You may include instead a statement in the text indicating the amount of the proceeds to be raised in the primary offering if, for example, 25%, 50% and 100% of the offering is sold.

The reference to $500,000 and the proceeds table has been deleted and the following statement has been included.

The amount of proceeds to be raised in the primary offering will be $500,000, $250,000 or $125,000 if 100%, 50% or 25% of the
offering is sold, respectively.

5. Please prominently disclose on the cover page that this offering constitutes the initial public offering of Original Source
Entertainment's common stock. In addition, name the officers/directors who will sell the common stock on the cover page, and briefly describe the role of those persons in the marketing of the securities.

The fact that this is an initial public offering has been added along with the name and role of the officer/directors who will sell the common stock.

6. Please highlight the cross reference to the Risk Factors section by bolding or italicizing the language or by using some other prominent type. Please see Item 501(b)(5) of Regulation S-K.

The cross reference to the Risk Factors section has been highlighted by bolding but may not be reflecting in the ASCII version.

Prospectus Summary
Operations, page 6
7. You state that you were formed to contract with various recording artists and then to contract those songs. Please provide expanded disclosure that explains your business model in greater detail, such as the type of recording artists that you expect to contract with, the types of television and film companies that you expect to sell the songs to, the typical revenue and expenses that you incur in this process and the reasons why you believe you will be able to attract recording artists to your development stage company.

The following disclosure has been added.

We contract with artists of all musical genres who own the publishing rights to their songs. We expect to sell the songs to television companies that produce shows for major television networks such as ABC, NBC, Fox, HBO, Warner Bros., etc.,

Typical initial revenues per use in a production varies from $500 to $5,000 or more depending on the potential exposure and audience reach. Royalty revenues have the same value range for the first public airing and are reduced for each re-run, but continue for every public airing forever.

We believe we will be able to attract recording artists to our development stage company as artists want public exposure for their original works and payment for that exposure, which we offer the potential of providing at no cost to the artist. We have already attracted many artists and continue receiving requests for song consideration regularly.


Termination of the Offering, page 7
8. You disclose that in your sole discretion, you may terminate the primary offering before all of the common shares are sold. Please additionally disclose the circumstances under which you might terminate the primary offering before all of the common shares are sold as well as the effect on you of terminating the offering before all of the common shares are sold.

The disclosure has been revised as follows:

The primary offering will commence on the effective date of this prospectus. The offering shall terminate on the earlier of (i) the date when the sale of all 10,000,000 common shares is completed or (ii) 180 days from the date of this prospectus.

Risk Factors, page 7
2.  We cannot offer any assurance as to our future financial results. .
..page 8
9.  The last sentence of this risk factor is unclear.  Please revise.

The last sentence has been revised for clarity as follows:

Even if we obtain future revenues sufficient to expand operations, increased production or marketing expenses could adversely affect our ability to operate in a profitable manner.

10.  Our officers and directors have little experience in running a . .
.. page 0
10. Tell us what consideration you gave to disclosing that neither of your two managing officers has experience operating a public company. In addition, in the absence of any employees other than the two officers, please tell us how the company proposes to create a system of accounting controls and procedures and to maintain the accounting records that it will use to record transactions that would be audited by the independent accountant. Disclose whether your officers have experience with financial accounting and preparation of reports under the Exchange Act. It appears that a discussion of the competence or lack of experience in this area is an appropriate subject for disclosure in the risk factor section.

The following disclosure has been added.

Ms. Walker gained experience in bookkeeping and
accounting while an officer and director of a micro-
electronics distribution company from 2001 through
2006. In addition, Ms. Walker graduated with an MBA in
2010 where she learned about corporate financial
reports.   Neither of our two managing officers has
experience operating a public company or with financial accounting and preparation of reports under the Exchange Act. As a result, Original Source will hire outside contractors to assist in the creation of a system of accounting controls and procedures and to maintain the accounting records that we will use to record transactions that would be audited by the independent accountant. Our success is contingent upon the ability of our current officers and directors to make appropriate business decisions in these areas and to obtain the necessary outside assistance.

18. We may be exposed to potential risks resulting from new requirements. . . page 12
11. We note that this risk factor header states that you may be exposed to "potential risks" resulting from the requirements of Section 404 of the Sarbanes-Oxley Act of 292. Please revise this risk factor header to identify specifically the risks to you associated with
Section 404 of the Sarbanes-Oxley Act of 2022.

The risk factor has been revised to more clearly identify the risk.

18.	We may be unsuccessful in implementing required
internal controls over financial reporting.

We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes-Oxley
Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose.
Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to create information technology systems, implement financial and management controls, reporting systems and procedures and contract additional accounting, finance and legal staff.

Any failure to develop or maintain effective controls, or any difficulties encountered in our implementation of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Ineffective internal controls could cause investors to lose confidence in our reported financial information.



Description of Business, page 16
12. You state that you are a development stage company, formed to license songs to the television and movie industry. Please provide a significantly expanded description of your business that provides potential shareholders with a detailed understanding of how your business operates. For example:

   - Define the term "unsigned artists" and "source music niche" and provide some examples;
   - Explain what it means to be "in the process of signing several hundred more songs" and describe the types of songs that you are in the process of signing;
   - Disclose the number of recording artists currently under contract with you, describe the nature of the contracts and discuss your methodology for finding and contracting with other recording artists;
   - Explain who are your current customers as well as who are your target customers and how you intend to reach such customer bases;
   - Explain how customers use your website to search for songs and the efforts you are undertaking to drive customers to your website; and
   - Explain as briefly discussed under the heading "Use of Proceeds" on page 21, your activities related to (a) advertising, (b) marketing and promotion, and(c) sales team.

The disclosure has been expanded as follows:

We review hundreds of music tracks written, produced, and performed by artists who have not already signed away their rights to their original works, then to contract those songs with the highest quality and potential for placement in television and film. The registrant intends to offer a wide variety of instrumental and vocal genres including pop, rock, R&B, jazz, country, singer/songwriter, new age, electronic, dance, funk, children's, adult contemporary, and more.

We contract with artists of all musical genres who own the publishing rights to their songs. We expect to sell the songs to television companies that produce shows for major television networks such as ABC, NBC, Fox, HBO, Warner Bros., etc. We have signed contracts with approximately 217 artist/composers. The contracts give the registrant non-exclusive licensing rights and publishing rights in perpetuity. The artists retain writer's rights and are given exposure to television and film through the registrant's catalog.

Artists are referred to Original Source through advertisement, A&R companies, and referrals from friends, Original Source signed artists, and other music industry acquaintances.

Current Original Source customers include three major television networks, one major production company and one independent film maker. Our target customer includes all other major and minor television networks, production companies and film makers. We intend to reach such customer bases through marketing, advertising, and direct sales calls.



Our website's main purpose is to provide customers with immediate access to the Original Source catalog. To prevent illegal art exploitation, customers must have a login and password to access the Original Source website. Customers are given access to the website only after verification of their role in the professional production industry.

We intend to:
   - Advertise through the placement of advertisements in film, television and music industry magazines and on film, television and music industry websites.
   - Market and promote the catalog by sending out regular e-mails and snail-mails highlighting particular artists, songs, or genres of music, and send out promotional products to promote branding and
   - Create a sales team through the hiring of salespeople to research, contact and develop service relationships with new customers.

Growth Strategy, page 17
13. We note you intend to focus on the addition of "cues and transitional music" for commercials and "television programming transactions." Please explain what are "cues and transitional music" and "television programming transitions." Please also describe in detail your strategy for entering this market.

The disclosure has been expanded as follows:

We will be focusing on the addition of cues and transitional music for commercials and television programming transitions, something its major competitors do not seem to do at present. Cues and transitional music is instrumental music that is played when commercials segue into and out of a program. Television programming transitions are the programming that transitions one show into another show or into or out of a commercial. Management is of the opinion that as Original Source becomes more established in the source music niche, we will gain access to this market, at which time our sales force will begin to target potential customers such as news programs, weather programs, and advertising agencies.

Revenue, page 18
14.  Please define the terms "ASCAP," "BMI," AND "SESAC."

The terms have been defined as follows:

   2. The registrant owns the publishing rights to all of its songs, and when a production containing a track licensed from the registrant is aired through a public venue, royalties are paid to the registrant by the assigned performing rights organization, such as American Society of Authors and Composers, the
Broadcast Music, Inc. or Society of European Stage
Authors & Composers.  These three performing rights


organizations represent songwriters and publishers in the U.S. and their right to be compensated for having their music performed in public.

Use of Proceeds, page 20
15. To aid in the understanding of the information in this table, please revise to show the four different gross proceeds amounts in four separate columns, similar to your disclosure in the table under the heading "Dilution" on page 21.

The table has been reformatted for clarity.

16. Please provide additional details regarding Ms. Walker's agreement to fund your marketing and promotion if you are unable to raise sufficient funds. For example, please stat if this is a written agreement and describe the material terms of this agreement, such as the amount of money Ms. Walker would provide you and the terms. Please also state whether this would be a loan or a gift and consider the need to file this agreement as an exhibit to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

The disclosure has been revised as follows:

If we are unable to raise the funds needed, Ms. Walker, an officer and director has verbally agreed to lend, on an interest free basis, the necessary funds to move forward with the marketing and promotion. Any amounts loaned will be repaid when revenues allow, if ever.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Going Concern, page 24
17. You state that your auditors have issued an opinion on your financial statements which includes a statement describing your going concern status and indicating that you do not anticipate revenues will significantly increase until you begin heavily marketing the product. In an appropriate place in the prospectus, please state when you intend to begin heavily marketing your product and how you intend to finance such marketing activities.

The following disclosure has been added under the Growth Strategy section and the Revenue section.

Growth Strategy additional language
-----------------------------------
Additionally, we intend to begin to heavily market our catalog in June 2011 in preparation for the fall television season utilizing the proceeds from this offering or loans from Lecia Walker, an officer and director.

Revenue section additional language
-----------------------------------
We do not anticipate that revenues will significantly increase until we are able to heavily market our catalog. If we are unable to raise the funds needed, Ms. Walker, an officer and director has verbally agreed to lend the necessary funds to move forward with the marketing and promotion. These monies shall be provided as her personal budget allows, considering each marketing or promotional activity individually.
These loans shall be without interest and shall have no specific repayment date. Any amounts loaned will be repaid when revenues allow, if ever.

Directors, Executive Officers, Promoters and Control Persons
Business Experience, page 25
18. Please expand your disclosure to address on an individual basis the part-time commitment of your two officers to Original Source Entertainment and to disclose what each will be doing with the other portion of her working time. To the extent the other activities in which each will engage, including any activities relating to Original Source Music, Inc., are potentially in conflict with the business activities that the company will conduct, those other activities should be described.

The disclosure has been expanded.

19. Please disclose the employment history for both Ms. Walker and Ms. Atwood from 2005 to the present. Refer to Item 401(e)(1) of Regulation S-K. In addition, please describe how Ms. Walker was "heavily involved" in launching Private Wavs and describe what makes Private Wavs a "successful music liability."

The employment history for each officer has been provided.

Additionally, the description of Ms. Walker's involvement in launching Private Wavs has been revised for clarity. The term
"successful" has been been deleted.

Involvement in Certain Legal Proceedings, page 27
20. Please revise to provide disclosure regarding certain legal proceedings that have occurred during the past ten years. We note you have provided the information with respect to the past five years. In this regard, please be advised of the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

The disclosure has been expanded to proceedings that have occurred during the past ten years.

Certain Relationships and Related Transactions, page 28
21. Please briefly describe how the material terms of the license and assignment agreement with Lecia L.Walker are favorable compared to the material terms of a similar agreement had you entered into such an agreement with an unrelated third-party.

The following disclosure has been added.

The license is for a period of ten (10) years for the entire list of songs to the registrant in exchange solely for 3,000,000 common
shares of the registrant   Due to the fact that no cash
consideration was due under the License and Assignment Agreement, management is of the opinion that the material terms of the license and assignment agreement with Lecia L. Walker are favorable compared to the material terms of a similar agreement had registrant entered into it with an unrelated third-party.


Exhibit 5 Legality Opinion
22. The opinion states that it is not to be used, circulated, quoted or otherwise referred to for any other purpose without your prior written consent. This language is not appropriate because investors are entitled to rely on opinions filed as exhibits to the registration statement. Please provide a revised opinion that removes this limitation on reliance.

The opinion has been revised.

23. The opinion states that it is based on counsel's knowledge of the law and facts "as of the date of the registration statement's effectiveness." As this registration statement has not yet been declared effective, the meaning of this statement is unclear. Please provide a revised opinion that speaks as of the date of filing or that otherwise addresses this statement.

The opinion has been revised.

24. With respect to the shares being offered for resale by the selling shareholders in the secondary offering, it is unclear why the opinion "assumes" that the shares have been issued. Further, the statement that "the common shares will, when sold, be validly issued, fully paid and nonassessable," does not appear to address the shares currently outstanding. Please provide a revised legality opinion clarifying, if true, that the shares of common stock being offered for resale are legally issued, fully paid and non-assessable.

The opinion has been revised.

Thank you for your time and consideration in this matter. Please do not hesitate to contact me if you have any questions regarding the above.

Very truly yours,


/s/Jody M. Walker
--------------------------
Jody M. Walker
Attorney At Law